EXHIBIT 99.1


                 WRITTEN CONSENT TO ACTION WITHOUT MEETING
                          OF ALL OF THE DIRECTORS
                         CONCERNING FORWARD SPLIT


The undersigned, being all the/sole Director(s) of Anton Dist. Inc. a Montana corporation, pursuant to the Bylaws of the Corporation, hereby consent( s ) to the following action, without a meeting, and waive(s) notice or other meeting requirements
WHEREAS:
A
The directors consider it in the best interests of the Corporation to approve a 8 for 1 stock split of the outstanding shares of the Corporation's common stock to be effected by a dividend to each of the Corporation's shareholders of additional share(s) of common stock for each one share held.
RESOLVED THAT:

1.
The Corporation issue to each of the shareholders of the Corporation of record on November 6, 2001 a total of 8 share(s) of the Corporation's common stock for each outstanding share of the Corporation's common stock held by each shareholder. Each share will be deemed to be a validly issued, fully paid and non-assessable share of the Corporation's common stock.
2
Any one director or officer of the Corporation, is hereby authorized to take all acts required to give effect to these resolutions and to instruct the Corporation's transfer agent to issue the required share certificates to give effect to these resolutions.
Dated as of the 5TH day of November, 2001

S/S Dawn Pacina
       Dawn Pacina
Secretary of the Board:


APPROVAL:

The undersigned, being alI the Directors of Curecom.Com Inc waives the required notice of meeting and consents to all actions taken hereby.



  /S/ Kenneth Larsen                    /S/ Dawn Pacina
Kenneth Larsen, Director and President  Dawn Pacina, Director and
                                               Secretary